Exhibit 12

CENTERPOINT ENERGY, INCORPORATED AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	2003	2004	2005	2006	2007(1)

Income from continuing operations	$409	$205	$225	$432	$399
Income taxes for continuing operations	205	139	153	62	195
Capitalized interest	(4)	(4)	(4)	(10)	(22)

	610	340	374	484	572

Fixed charges, as defined:
Interest	713	777	710	600	626
Capitalized interest	4	4	4	10	22
Distribution on trust preferred securities	28	—	—	—	—
Interest component of rentals charged to operating expense	11	11	12	19	16

Total fixed charges	756	792	726	629	664

Earnings, as defined	$1,366	$1,132	$1,100	$1,113	$1,236

Ratio of earnings to fixed charges	1.81	1.43	1.51	1.77	1.86

(1)	Excluded from the computation of fixed charges is interest income of $4 million in 2007, which is included in income tax expense.